FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Business Performance Results Summary for January – September 2018

Item 1

BUSINESS PERFORMANCE

Results Summary

	9M’18 (m)	9M’18 v 9M’17	9M’18 v 9M’17 (EX FX)	Q3’18 (m)	Q3’18 v Q3’17	Q3’18 v Q3’17 (EX FX)

GROSS INCOME	€35,882	-1%	+9%	€11,720	-4%	+7%

OPERATING EXPENSES	-€16,843	-1%	+8%	-€5,361	-7%	+3%

NET LOAN-LOSS PROVISIONS	-€6,418	-7%	+4%	-€2,121	-6%	+6%

PROFIT BEFORE TAX	€11,230	+10%	+23%	€3,750	+4%	+17%

TAX	-€4,053	+16%	+28%	-€1,394	+12%	+26%

UNDERLYING PROFIT	€6,042	+8%	+21%	€1,990	+1%	+14%

NET CAPITAL GAINS AND PROVISIONS	-€300	-42%	-42%	€0	—	—

ATTRIBUTABLE PROFIT	€5,742	+13%	+28%	€1,990	+36%	+58%

Banco Santander increased attributable profit during the first nine months of 2018 by 13% to €5,742 million (+28% in constant euros), as strong growth in revenues in several markets, including Brazil, Spain, Mexico and Portugal, combined with improvements in credit quality, more than offset the impact of exchange rate depreciation against the euro in certain currencies, including the Argentine peso.

Profit before tax increased by 23% Year-on-Year (YoY) in constant euros to €11,230 million, with underlying profit increasing in eight of the Group’s ten markets.

In the third quarter alone attributable profit was €1,990 million, 36% higher than Q3 2017, which was impacted by €515 million in one-off charges, including 300 million restructuring charge for Banco Popular. Profit before tax for the third quarter was up 17% YoY in constant euros.

Gross income in the first nine months of 2018 increased by 9% in constant euros to €35,882 million, with the Group increasing lending and customer funds by 3% and 4% respectively in constant euros, while increasing the number of loyal customers (people who see Santander as their main bank) by 19% to 19.6 million.

Ongoing investment in commercial transformation and digitalisation led to a 8% increase in operating expenses in constant euros, however, the Group’s cost/income ratio, a key measure of efficiency, remained among the lowest of our peer group at 46.9% (compared to a peer average of over 65%).

In the first nine months of 2018, the number of customers using digital services increased by 24% YoY to 29.9 million, with the ongoing investment in technology driving an increase in digital service adoption.

In September, Openbank, the Group’s 100% digital bank, launched an automated investment service as well as new developments and functionalities, including, among others, a secure password manager feature, and an account aggregator to connect accounts and products from other banks. Also during the quarter, Santander UK launched the Digital Investment Advisor, a new investment advisory tool for retail customers, available on mobile.

Corporate Communications	1
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Credit quality improved during the quarter with the Group non-performing loan (NPL) ratio now 3.87%, down 37 basis points since 30 September 2017. Cost of credit, a good indicator of credit quality, fell to 0.98%, down 14 basis points since 30 September 2017, the lowest level since 2008.

A balanced presence across both mature and emerging markets remains one of Banco Santander’s key strengths. During the first nine month of 2018, the Americas contributed 48% of Group profit and Europe, 52%. Brazil was the largest contributor to Group earnings, with 26% of total underlying profit, followed by Spain with 17%, and the UK with 14%. The lending book also remains well diversified across business segments and geographies.

1. Excluding corporate centre, and Spain Real Estate Activity. 2. Loans excluding repos.

Overall the economic outlook remains positive in all our largest markets and we expect the Group to benefit in the medium term from an improving interest rate environment, and ongoing recovery in Latin America.

In the third quarter, Santander generated 31 basis points in capital, bringing the Group’s fully loaded CET1 ratio to 11.11% at 30 September 2018 (applying the transitional arrangement of IFRS 9), in line with its target for the end of the year. This ratio does not include the sale of WiZink, which is expected to close in the coming weeks and add an estimated nine basis points to the Group CET1 ratio, or the impact of the full application of IFRS 9 (-27 basis points), which is subject to a five-year transitional period before full implementation is required in 2022.

Over the last 12 months, Return on Tangible Equity (RoTE), a key measure of profitability, has increased by 70 basis points to 11.7%, while underlying RoTE increased by 34 basis points to 12.1%, making Santander one of the most profitable banks among its peers.

Corporate Communications	2
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Tangible net asset value per share was 1.5% higher than the second quarter of 2018 and 1% lower than September 2017 at €4.16 (+5% excluding the FX and IFRS implementation impact). Earnings per share (EPS) increased to €0.331, up 5% compared with the first nine months of 2017, while underlying EPS remained broadly flat at €0.349. The Group maintains its target of achieving double digit EPS growth in 2018.

At the AGM on 23 March 2018, the bank announced its intention to increase the dividend paid from 2018 profits by 4.5% to 23 cents per share, subject to approval by the board and general shareholder meeting.

Country Summary (9M’18)

In Brazil, attributable profit increased by 2% to €1,942 million (+24% in constant euros) as a focus on customer experience and satisfaction allowed the business to attract an additional one million loyal customers over the past 12 months, with lending and funds increasing by 13% and 17% respectively during the same period in constant euros. Asset quality remained under control with the non-performing loan ratio falling six basis points in 12 months to 5.26% and cost of credit reducing by 38 basis points to 4.17%. Strong business performance was reflected in improved profitability, with RoTE increasing to 20%, from 16.8% at 30 September 2017.

In Spain, attributable profit increased by 27%, to €1,026 million, as the integration of Popular was supported by ongoing growth in customer revenues (+19% YoY) across all main lines and improvements in efficiency. New lending increased 11% YoY driven by strong growth in lending to SMEs (+18% and consumer credit (+21%). The NPL ratio continued to improve, falling 59 basis points since 30 September 2017 to 6.23%. During the quarter, Santander opened the first Work Café in Spain, as an alternative to conventional branches first developed in Santander Chile. The Group also completed the legal integration of Banco Popular in September.

In the UK, attributable profit was 10% lower than the first nine months of 2017 at €1,077 million (-9% in constant euros), as the business continued to invest in strategic, digital transformation and regulatory projects. Trends were favourable compared to Q2’18, with underlying profit increasing by 5% in constant euros quarter-on-quarter driven by growth in net interest income, good cost control and lower loan loss provision. Uncertainty regarding Brexit continued, however, credit quality remained stable, with the NPL ratio at a very low 1.10%.

Santander Consumer Finance increased attributable profit by 17% in the first nine months of 2018, to €1,000 million (+18% in constant euros), with new lending increasing in most geographies. SCF maintained best-in-class profitability with a RoTE of 16.6% while the NPL ratio (2.45%) remained at a historic low.

In Mexico, attributable profit increased by 4% to €554 million (+13% in constant euros) as the bank’s commercial transformation and investment in cutting edge technology helped drive a 10% increase in loans and 6% increase in customer funds in constant euros. As a result, total income increased by 8% YoY in constant euros, while credit quality remained solid, with the NPL ratio falling 15 basis points in the year to 2.41% and cost of credit falling by 42 basis points over the same period to 2.72%. Mexico also launched a new branch model during the quarter called Sucursal Ágil which is designed to cut waiting time and provide a quicker service.

Corporate Communications	3
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

In Chile, attributable profit increased by 5% to €461 million (+8% in constant euros) as a focus on customer satisfaction, loyalty and digital initiatives, helped increase volumes in both lending (+9% YoY in constant euros) and demand deposits (+9% YoY in constant euros). Customer revenues increased to €1,795 million, up 8% in constant euros YoY, while the NPL ratio fell by 17 basis points to 4.78% over the same period.

In the US, attributable profit increased by 36% to €460 million (+47% in constant euros), with loans growing for the second consecutive quarter (+3% YoY in constant euros). Further improvements in efficiency helped reduce the cost/income ratio to 44.6%, down 66 basis points since September 2017. In August the Federal Reserve terminated the 2015 Written Agreement, demonstrating progress the business has made in strengthening its controls and governance.

In Portugal, attributable profit increased by 15% to €364 million, driven by further improvements in efficiency and lower cost of credit. The full integration of Popular was concluded in October 2018.

In Poland attributable profit increased by 8% to €236 million (+8% in constant euros) as loan growth continued across all key products and segments and credit quality remained strong. In September, Bank Zachodni WBK successfully completed a rebrand to Santander, allowing the business to take advantage of from the benefits that come from being part of a common, internationally recognised brand.

As Argentina, which represents c.1% of the Group’s attributable profit, is considered a high-inflation economy, from September, based on international accounting standards, the results and balance sheet for the country must be adjusted. This has a negative P&L impact of €169 million for first nine months of 2018, as well as an initial positive impact on the Group’s capital of two basis points due to the revaluation of assets. As a result, attributable profit in Argentina for the first nine months fell by 75% to €67 million (-38% in constant euros). The agreement with the IMF allows Argentina to meet its financial obligations for 2018 and 2019, while the adjustment in currency should create greater FX stability going forward.

About Banco Santander

Banco Santander is the largest bank in the Eurozone with a market capitalisation of €69,958 million at 28 September 2018. It has a strong and focused presence in 10 core markets across Europe and the Americas with more than four million shareholders and 200,000 employees serving 142 million customers.

Corporate Communications	4
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Key Consolidated Data (from Financial Report)

∎ BALANCE SHEET (EUR million)	Sep-18	Jun-18%		Sep-18	Sep-17%		Dec-17
Total assets	1,444,687	1,433,833	0.8	1,444,687	1,468,030	(1.6)	1,444,305
Loans and advances to customers	866,226	862,092	0.5	866,226	854,686	1.4	848,914
Customer deposits	778,751	774,425	0.6	778,751	778,852	(0.0)	777,730
Total customer funds	986,199	981,363	0.5	986,199	988,386	(0.2)	985,703
Total equity	105,668	104,445	1.2	105,668	108,723	(2.8)	106,832

Note: Total customer funds includes customer deposits, mutual funds, pension funds and managed portfolios
∎ INCOME STATEMENT (EUR million)	Q3’18	Q2’18%		9M’18	9M’17%		2017
Net interest income	8,349	8,477	(1.5)	25,280	25,689	(1.6)	34,296
Gross income	11,720	12,011	(2.4)	35,882	36,330	(1.2)	48,392
Net Operating income	6,359	6,293	1.0	19,039	19,373	(1.7)	25,473
Underlying profit before tax(1)	3,750	3,791	(1.1)	11,230	10,175	10.4	13,550
Underlying attributable profit to the Group(1)	1,990	1,998	(0.4)	6,042	5,592	8.0	7,516
Attributable profit to the Group	1,990	1,698	17.2	5,742	5,077	13.1	6,619

Variations in constant euros: Q3’18 vs. Q2’18: NII: +3.4%; Gross income: +3.4%; Net operating income: +7.1%; Underlying attributable profit +6.1%; Attributable profit: +25.1%.

9M’18 vs. 9M’17: NII: +8.3%; Gross income: +9.0%; Net operating income: +9.5%; Underlying attributable profit: +21.1%; Attributable profit: +28.4%.

∎ EPS, PROFITABILITY AND EFFICIENCY (%)	Q3’18	Q2’18%		9M’18	9M’17%		2017
Underlying EPS (euro)(1)	0.115	0.115	(0.5)	0.349	0.350	(0.2)	0.463
EPS (euro)	0.115	0.096	18.7	0.331	0.316	4.7	0.404
RoE	8.43	8.13		8.20	7.54		7.14
Underlying RoTE(1)	11.95	12.06		12.14	11.80		11.82
RoTE	11.95	11.61		11.69	10.99		10.41
RoA	0.66	0.65		0.65	0.59		0.58
Underlying RoRWA(1)	1.59	1.60		1.60	1.47		1.48
RoRWA	1.59	1.55		1.55	1.39		1.35
Efficiency ratio (with amortisations)	45.7	47.6		46.9	46.7		47.4

∎ SOLVENCY AND NPL RATIOS (%)	Sep-18	Jun-18%		Sep-18	Sep-17%		Dec-17
Fully loaded CET(2)	11.11	10.80		11.11	10.80		10.84
Phased-in CETl(2)	11.29	10.98		11.29	12.18		12.26
NPL ratio	3.87	3.92		3.37	4.24		4.08
Coverage ratio	67.9	68.6		67.9	65.8		65.2

∎ MARKET CAPITALISATION AND SHARES	Sep-18	Jun-18%		Sep-18	Sep-17%		Dec-17
Shares (millions)	16,136	16,136	—	16,136	16,041	0.6	16,136
Share price (euros)	4.336	4.592	(5.6)	4.336	5.907	(26.6)	5,479
Market capitalisation (EUR million)	69,958	74,097	(5.6)	69,958	94,752	(26.2)	88,410
Tangible book value per share (euro)	4.16	4.10		4.16	4.20		4.15
Price/Tangible book value per share (X)	1.04	1.12		1.04	1.41		1.32
P/E ratio (X)	9.83	10.62		9.83	14.02		13.56

∎ OTHER DATA	Sep-18	Jun-18%		Sep-18	Sep-17%		Dec-17
Number of shareholders	4,190,808	4,152,125	0.9	4,190.808	4,070,187	3.0	4,029,630
Number of employees	201,101	200,961	01	201,101	200,949	0.1	202,251
Number of branches	13,414	13,482	(0.5)	13,414	13,704	(2.1)	13,697

(1)

In this document we present the figures related to “underlying” results, which exclude non-recurring Items, as they are recorded in the separate line of “net capital gains and provisions”, above the line of “attributable profit to the Group”. Further details on that line are provided in pages 10 and 11 as well as in the Alternative Performance Measures section as Follows below.

(2)	2018 data applying the IFRS 9 transitional arrangements.

Note: The financial information in this report was approved by the Board of Directors, following a favourable report from the Audit Committee.

In accordance with the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority on 5 October 2015 (Guidelines on Alternative Performance Measures, ESMA/2015/1415en), we are attaching herewith a glossary with the definitions and the conciliation with the items presented in the income statement of certain alternative performance measures used in this document. Please refer to “Alternative Performance Measures Glossary” on page 58.

Corporate Communications	5
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Important Information

In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this press release includes certain alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415es) as well as non-IFRS measures (“Non-IFRS Measures”). The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 2Q Financial Report, published as Relevant Fact on 31 October 2018, Section 26 of the Documento de Registro de Acciones for Banco Santander, S.A. (“Santander”) filed with the Spanish Securities Exchange Commission (the “CNMV”) on 28 June 2018 (the “Share Registration Document”) and Item 3A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission of the United States of America (the “SEC”) on 28 March 2018 (the “Form 20-F”). These documents are available on Santander website (www.bancosantander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Santander cautions that this press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Form 20-F—under “Key Information-Risk Factors”- and in the Share Registration Document –under “Factores de Riesgo”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this press release and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise

The information contained in this press release is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the press release. No investment activity should be undertaken only on the basis of the information contained in this press release. In making this press release available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this press release nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this press release is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this press release should be construed as a profit forecast.

Corporate Communications	6
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 31, 2018	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer